August 2, 2016

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company
RiverSource Variable Life Separate Account (“Registrant”)
Post-Effective Amendment No. 6 on Form N-6
File Nos. 333-182361/811-04298

RiverSource Life Insurance Co. of New York
RiverSource of New York Account 8 (“Registrant”)
Post-Effective Amendment No. 6 on Form N-6
File Nos. 333-183262/811-05213

Dear Mr. Cowan:

This letter is in response to the Staff’s comments received on July 11, 2016 for the above-referenced Post-Effective Amendment filings which we filed on or about June 10, 2016. Comments and responses are outlined below. References to “Registrant” are intended to apply to both RiverSource Variable Life Separate Account and RiverSource of New York Account 8.

Comment 1.

The current format of the supplement may be confusing to the investor. Registrant should provide greater clarity regarding indexed account options, accounting value increase rider and death benefit option 3. Consider reorganizing the supplement, having a standalone supplement for the indexed account options, or incorporating the supplement into the prospectus.

Response: We have addressed this comment by reordering the supplement and creating a numeric breakdown of the contents, streamlining the disclosure by eliminating extraneous detail, and in certain instances making specific edits intended to further provide Plain English disclosure in the supplement.

Comment 2.

Please add the 1933 Act and 1940 Act file numbers to the table on the first page of the supplement.

Response: The 1933 Act and 1940 Act file numbers have been added to the table on the first page of the supplement.

Comment 3.

Consider adding exact page numbers for prospectus sections referenced in the prospectus. This may not be needed after reorganizing the content of the supplement.

Response: We have reorganized the content of the supplement and inserted references to page numbers of the prospectus as appropriate.

Comment 4.

Place the explanation for the Indexed Account Charge in the footnotes for the Charges Other than Fund Operating Expenses table.

Response: The explanation for the Indexed Account Charge has been placed in a footnote in the Charges Other than Fund Operating Expenses table.

Comment 5.

In the Policy Benefits table on page 2 of the supplement, the explanation of “How it Works” for The Indexed Accounts investment choices introduces terms that have not been defined, such as “cumulative guaranteed interest rate”. Please add an explanation of how the Indexed Account earns interest.

Response: The explanation of “How it Works” has been revised to include a very high-level summary of how indexed accounts earn interest, consistent with the high-level summaries under “How it Works” for The Variable Account and The Fixed Account. The explanation has been revised to read as follows:

The Indexed Accounts earn interest based on a change in the value of one or more designated index(es), subject to a cap, floor and participation rate. This rate will never be lower than 0% for the 1-year point-to-point indexed account, or 1% for the 2-year point-to-point indexed account.

In addition, 3 examples of how indexed interest is calculated have been added starting at page 3 of the supplement.

Comment 6.

The disclosure on page 4 of the supplement that states “We reserve the right to change this charge in the future, including varying it by indexed account; however, it will never exceed the guaranteed indexed account charge shown in the Policy Data section of the policy” may be confusing for an investor since the Current and Guaranteed Indexed Account Charge are both 0.60%. Please either include the explanation or, alternatively, remove the disclosure.

Response: The disclosure has been removed from the supplement.

Comment 7.

Please revise the first paragraph on page 5 of the supplement to include the following representation: “With respect to the indexed accounts, RiverSource Life represents that the indexed accounts offered under the policies are in substantial compliance with the conditions set forth in Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and the Consumer Protection Act.”

Response: The paragraph, now appearing as paragraph 2 on page 2 of the supplement, has been revised to include the following representation:

With respect to the indexed accounts, RiverSource Life represents that the indexed accounts offered under the policies are in substantial compliance with the conditions set forth in Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and the Consumer Protection Act.

Comment 8.

Please revise the second paragraph on page 5 of the supplement by deleting the phrase “…the staff of the SEC has not reviewed the disclosures in this prospectus relating to them.” Also, please revise the second sentence of the same paragraph to state, “Disclosure regarding these options, however, are subject to…” instead of “Disclosure regarding these options, however, may be subject to…”

Response: The paragraph, now appearing as paragraph 3 on page 2 of the supplement, has been revised as follows:

These general account options have not been registered with the Securities and Exchange Commission (“SEC”). Disclosures regarding these options, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

Comment 9.

In the second paragraph under “The Indexed Accounts” on page 5 of the supplement, revise language to clarify that rates of 0% and 1% are floors for the indexed accounts.

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Response: The paragraph, now appearing as paragraph 2 under “The Indexed Accounts” on page 2 of the supplement, has been revised to clarify that the 1-year and 1-year point-to-point indexed accounts have 0% and 1% floors, respectively.

Comment 10.

Consider switching the order of the third and fourth paragraphs under “The Indexed Accounts” on page 5 of the supplement.

Response: The paragraph which begins “It is not possible to invest directly in an index.” has been moved to the end of “The Indexed Accounts” section and now appears immediately preceding “Key Terms” on page 5 of the supplement.

Comment 11.

Please provide a couple examples of how indexed interest is calculated in the second paragraph on page 6 of the supplement.

Response: Three examples of how indexed interest is calculated (in an up-market, down-market and semi up-market) have been provided in “The Indexed Accounts” section, beginning on page 3 of the supplement.

Comment 12.

Please identify who the “appropriate regulatory authorities” are in the fifth paragraph on page 6 of the supplement.

Response: The sentence, now appearing in paragraph 5 on page 5 of the supplement, has been revised as follows:

“Any such substitution is subject to approval by the appropriate state insurance regulatory authorities.”

Comment 13.

Please add the words, “generally 4:00 PM Eastern Time” to the last paragraph on page 7 of the supplement, clarifying what the “close of business” is.

Response: The language has been removed from the supplement. Registrant will incorporate this change into the May 1, 2017 prospectus.

Comment 14.

Please explain, or add a definition of, “good order” to the second paragraph on page 8 of the supplement.

Response: The language has been removed from the supplement. Registrant will incorporate this change into the May 1, 2017 prospectus.

Comment 15.

Please revise the first sentence under Order of Deductions from Policy Value on p. 8 of the supplement, to make it clear that deductions are taken first from the fixed account, then from the subaccounts.

Response: The “Order of Deductions from Policy Value” section of the supplement has been removed and the information has been incorporated into “The Indexed Accounts” section, beginning with the second paragraph on page 5 of the supplement.

Comment 16.

Move the definitions related to the indexed account options on pages 13 and 14 of the supplement to the section of the supplement that explains the indexed account options.

Response: The “Key Terms” associated with the indexed accounts have been moved to immediately follow “The Indexed Accounts” section, and appear beginning on page 5 of the supplement.

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Tandy representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Registrant agrees to make such representations in connection with the above-referenced filing. The Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy and accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 678-4177.

Sincerely yours,

/s/ Dixie Carroll
Dixie Carroll
Counsel

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Prospectus Supplement dated XXXXX XX, 2016
	Prospectus Form #/Date	1933 Act Registration File #	1940 Act Registration File #
RiverSource® Variable Universal Life 5/RiverSource® Variable Universal Life 5 – Estate Series	S-6542 CA (5/16)	333-182361	811-04298

The information in this supplement updates and amends certain information contained in your current variable life insurance product prospectus. Please read it carefully and keep it with your variable life insurance product prospectus for future reference.

This supplement describes the following new features and benefits offered under the policies:

I.	Indexed Account Options, available to new and existing policies on or about August 20, 2016

II.	Accounting Value Increase Rider, available for policy applications signed on or after August 20, 2016

III.	Death Benefit Option 3, available for policy applications signed on or after August 20, 2016

I.	Indexed Account Options

Effective on or about August 20, 2016, indexed account options will be offered to new and existing policy holders and the following changes are made to the prospectus:

The following section is added under the “Fee Tables” section on page 3 of the prospectus:

Charges Other than Fund Operating Expenses

Amount Deducted
CHARGE	WHEN CHARGE IS DEDUCTED	VUL 5	VUL 5 – ES
Indexed Account Charge(1)	Monthly	Guaranteed: Annual rate of 0.60% applied monthly. Current: 0.60%	Guaranteed: Annual rate of 0.60% applied monthly. Current: 0.60%

(1)	The indexed account charge is equal to the sum of the charges for all indexed accounts. The charge for an indexed account is equal to the guaranteed indexed account charge for that indexed account multiplied by the sum of the segment values corresponding to that indexed account as of the monthly date. The indexed account charge will be taken out of policy value as part of the monthly deduction.

The following changes are made to the “Policy Benefits and Risks” section on page 15 of the prospectus:

Policy Benefits

POLICY BENEFIT	WHAT IT MEANS	HOW IT WORKS
Investment Choices	You may direct your net premiums or transfer your policy’s value to:

	- The Variable Account, which consists of subaccounts, each of which invests in a fund with a particular investment objective; or	- Under the Variable Account, your policy’s value may increase or decrease daily, depending on the investment return. No minimum amount is guaranteed.

	- The Fixed Account, which is part of our general investment account; or	- The Fixed Account earns interest rates that we adjust periodically. This rate will never be lower than 2%.

	- The Indexed Accounts, which are part of our general investment account.	- The Indexed Accounts earn interest based on a change in the value of one or more designated index(es), subject to a cap, floor and participation rate. This rate will never be lower than 0% for the 1-year point-to-point indexed account, or 1% for the 2-year point-to-point indexed account.

The “Fixed Account” section on page 38 of the prospectus is deleted in its entirety and replaced with the following new section titled “The General Account”:

The General Account

The general account includes all assets owned by RiverSource Life Insurance Company (“we”, “us”, “our” and “RiverSource Life” refer to RiverSource Life Insurance Company), other than those in the variable account and our other separate accounts. Subject to applicable state law, we have sole discretion to decide how assets of the general account will be invested. The assets held in our general account support the guarantees under your policy, including the death benefit. You should be aware that our general account is exposed to many of the same risks normally associated with a portfolio of fixed-income securities including interest rate, option, liquidity and credit risk. You should also be aware that we issue other types of insurance policies and financial instruments and products as well, and these obligations are satisfied from the assets in our general account. Our general account is not segregated or insulated from the claims of our creditors. The financial statements contained in the Statement of Additional Information (“SAI”) include a further discussion of the risks inherent within the investments of the general account. The fixed account and the indexed accounts are the options supported by our general account that we make available under the policy.

We have not registered interests in the fixed account or the indexed accounts as securities under the Securities Act of 1933 nor have any of these accounts been registered as investment companies under the Investment Company Act of 1940. We believe these options are exempt from registration under the federal securities laws because the underlying values do not vary according to the performance of a separate account and satisfy state standard non-forfeiture laws. Accordingly, RiverSource Life has a reasonable basis for concluding that these options provide sufficient guarantees of principal and interest through the company’s general account to qualify under Section 3(a)(8) of the Securities Act of 1933. With respect to the indexed accounts, RiverSource Life represents that the indexed accounts offered under the policies are in substantial compliance with the conditions set forth in Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and the Consumer Protection Act.

These general account options have not been registered with the Securities and Exchange Commission (“SEC”). Disclosures regarding these options, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

The Fixed Account

You can allocate net premiums to the fixed account, transfer policy value from the subaccounts to the fixed account, or allocate the segment maturity value of an indexed account to the fixed account. Amounts allocated to the fixed account become part of our general account.

Placing policy value in the fixed account does not entitle you to share in the general account’s investment experience, nor does it expose you to the general account’s investment risk. Instead, we guarantee that the policy value you place in the fixed account will accrue interest at an effective annual rate of at least 2%, independent of the actual investment experience of the general account. Keep in mind that this guarantee is based on our continued claims-paying ability. We are not obligated to credit any interest in excess of the guaranteed rate of 2%, although we may do so at our sole discretion, or if required by state law. Interest rates credited in excess of the guaranteed rate will be based on various factors including, but not limited to, future investment earnings. We will not credit interest in excess of 2% on any portion of policy value in the fixed account against which you have a policy loan outstanding.

The Indexed Accounts

You can allocate net premiums to the indexed accounts, transfer policy value from the subaccounts or the fixed account to the indexed accounts, or allocate the segment maturity value of an indexed account to the indexed accounts (with certain restrictions, explained in “Transfers Among the Fixed Account, Indexed Accounts and Subaccounts”). Amounts allocated to the indexed accounts become part of our general account.

Placing policy value in the indexed accounts does not entitle you to share in the general account’s investment experience, nor does it expose you to the general account’s investment risk. Instead, the policy value that you place in the indexed accounts is guaranteed an indexed interest rate, or “floor”, of 0% for the 1-year point-to-point indexed account, and a 1% floor for the 2-year point-to-point indexed account, independent of the actual investment experience of the general account. Keep in mind that this guarantee is based on our continued claims-paying ability. We are not obligated to credit indexed interest at any rate higher than 0% for the 1-year point-to-point indexed account, and 1% for the 2-year point-to-point indexed account, although we may do so at our sole discretion. Indexed interest rates will be based on various factors including, but not limited to, future investment earnings.

The portion of policy value allocated to the indexed accounts earns interest based on a change in the value of one or more designated index(es). An indexed account includes a corresponding interim account and one or more segments. Any money allocated to an indexed account will first be deposited into the corresponding interim account. An interim account temporarily holds, subject to the policy provisions, net premiums, loan repayments and other amounts you request to be allocated or transferred to its corresponding indexed account. An interim account earns interest at a fixed rate not less than the fixed account guaranteed interest rate shown in the Policy Data section of the policy.

On the 20th day of the calendar month, if the value of the interim account is $25 or greater, it will be transferred to a segment of the corresponding indexed account. This will begin a new “segment”, which is the portion of an indexed account created each time a transfer is made from the interim account to the indexed account. A segment lasts for a 12- or 24-month term and is eligible for indexed interest at the segment maturity date (the last day of the 12- or 24-month term). Once money is transferred to a segment it cannot be transferred out of the segment until the segment maturity date, unless required to satisfy monthly deduction requirements or as required to make a loan. You may have policy value in multiple segments at any given time.

Indexed interest is credited to the segment at the end of the segment term and is equal to the average segment value multiplied by the indexed interest rate.

The indexed interest rate is calculated as follows:

1.	Determine the index growth rate, which is calculated by comparing the change in the value of the index on the segment maturity date to the value of the index on the segment start date.

2.	Multiply the index growth rate by the segment participation rate.

3.	The indexed interest rate will be the lesser of the above value or the segment growth cap but will not be less than the segment floor.

The average segment value for a given segment is the average of the values at the end of each segment month over the segment term.

Examples. The examples set forth below illustrate how indexed interest is calculated.

Assumptions
Segment growth cap:	12%
Segment floor:	0%
Segment participation rate:	100%
Average segment value:	$5,000

Example 1 – Up-market:

This example shows the policy was credited with $600 for the segment term.
Starting S&P 500 Index value:	1,000
Ending S&P 500 Index value:	1,200

The index growth rate is the ending S&P 500 Index value divided by the starting S&P 500 Index value minus 1:

The indexed interest rate is equal to the lesser of a) the index growth rate multiplied by the segment participation rate or b) the segment growth cap of 12%, but not less than the segment floor of 0%:

a)	20% (index growth rate) x 100% (segment participation rate) = 20%

b)	Segment growth cap of 12%, but not less than segment floor of 0%

Therefore, in this example the indexed interest rate is capped at 12%.

The indexed interest credited is the average segment value multiplied by the indexed interest rate:

$5,000 x 12% = $600

Example 2 – Down-market:

This example shows the policy was credited with $0 for the segment term.
Starting S&P 500 Index value:	1,000
Ending S&P 500 Index value:	900

The index growth rate is the ending S&P 500 Index value divided by the starting S&P 500 Index value minus 1:

The indexed interest rate is equal to the lesser of a) the index growth rate multiplied by the segment participation rate or b) the segment growth cap of 12%, but not less than the segment floor of 0%:

a)	-10% (index growth rate) x 100% (segment participation rate) = -10%

b)	Segment growth cap of 12%, but not less than segment floor of 0%

Therefore, in this example the indexed interest rate is floored at 0%.

The indexed interest credited is the average segment value multiplied by the indexed interest rate:

$5,000 x 0% = $0

Example 3 – Semi up-market:

This example shows the policy was credited with $450 for the segment term.
Starting S&P 500 Index value:	1,000
Ending S&P 500 Index value:	1,090

The index growth rate is the ending S&P 500 Index value divided by the starting S&P 500 Index value minus 1:

The indexed interest rate is equal to the lesser of a) the index growth rate multiplied by the segment participation rate or b) the segment growth cap of 12%, but not less than the segment floor of 0%:

a)	9% (index growth rate) x 100% (segment participation rate) = 9%

b)	Segment growth cap of 12%, but not less than floor of 0%

Therefore, in this example the indexed interest rate is 9%.

The indexed interest credited is the average segment value multiplied by the indexed interest rate:

$5,000 x 9% = $450

The segment growth cap, segment floor and participation rate are declared at the beginning of each segment. At segment maturity, the amount reallocated to the indexed account(s) along with any money in the interim account is combined to start a new segment, the growth cap is set and the process of crediting interest for that new segment starts over again. The segment growth cap is the limit on the index growth used in calculating the indexed interest. The segment floor provides protection when the performance of the index is negative. The participation rate reflects how much of the index growth rate will be utilized in calculating the indexed interest. The guaranteed minimum cap, floor and participation rate is shown in the policy under Policy Data. Subsequent caps, floors and participation rates that we set may differ, but will never be less than the guaranteed minimum rates. Please contact your financial advisor to determine the current cap, floor and participation rate for the indexed accounts available under the policy.

The indexed interest credited plus the segment value at the end of the segment result in the segment maturity value. The segment maturity value is reallocated to the fixed account, subaccounts, and/or indexed accounts according to the segment maturity reallocation percentages you have selected. The amount reallocated to the indexed accounts along with any money in the interim account is then combined to start a new segment.

On the insured’s attained insurance age 119 anniversary, segment reallocation percentages will be set to allocate any segment maturity value to the fixed account and may not be changed.

Once benefit payments begin for any rider paying benefits due to chronic or terminal illness, the segment maturity reallocation percentages will be set to allocate all amounts to the fixed account. The segment reallocation percentages cannot be changed while on claim. Upon expiry of the claim, we must receive written instructions from you in order to change the segment reallocation percentages.

If you have the AdvanceSource® rider on your policy, once benefit payments begin, any value in the subaccounts will be transferred to the fixed account. Transfers from the fixed account to the subaccounts or the indexed accounts will not be allowed. At the end of the period of coverage, the portion of the policy value in excess of indebtedness due to us will remain in the fixed account until written request is made to transfer to any subaccounts or indexed accounts. The request must be made within 30 days after the end of the period of coverage. Also, upon notice of claim, additional policy loans are not permitted. This does not include policy loans taken to pay for interest due on an existing policy loan. If there is an outstanding policy loan at the time of an AdvanceSource rider monthly benefit payment, that benefit payment will be reduced to repay a portion of the policy loan. This rule does not apply in Massachusetts.

When the fixed account, minus any indebtedness, and the subaccounts have been exhausted, any deductions from policy value will be taken from the indexed accounts in the following order:

•	the interim accounts, proportionally, based on the interim account values until exhausted; then

•	the segments of the indexed accounts starting with the most recently opened segment(s); then

•	the next most recently opened segment(s), and will continue in this manner until the amount required to satisfy the deduction has been met.

For multiple indexed account segments with the same start date, any deductions will be taken proportionally out of those segments based on the values in those segments.

Such deductions include monthly deductions, partial surrenders, partial surrender fees, loans, loan interest and any other adjustments to policy value as a result of exercising a policy or rider provision.

The indexed account options available under the policy are shown in the Policy Data section of the policy. We reserve the right to add, remove or change one or more of the indexed account options. Also, we may substitute a comparable index if an index is discontinued, substantially changed or, at our sole discretion, we determine that an index should no longer be used. Any such substitution is subject to approval by the appropriate state insurance regulatory authorities. If an index is discontinued or substantially changed, we may mature segments early. If we mature a segment early, we will notify you. If we substitute a comparable index, the new index will only apply to new segments. We will notify you, and any assignee of record, before a substitute index is used. If no such comparable index is approved, or it would not be prudent to substitute such an index, we reserve the right to stop offering an indexed account. In this case, the value of the discontinued indexed account will be transferred to the fixed account.

It is not possible to invest directly in an index. An indexed account is indirectly impacted by the market since it is not directly invested in any stock or equity investments. Any indexed interest credited will be affected by changes in the corresponding index(es).

Key Terms. The key terms associated with the indexed accounts are:

Average segment value: For a given segment, the average of the values at the end of each segment month over the indexed interest period. A segment month ends on the same day each month as the segment start date.

Cumulative guaranteed indexed interest rate: The segment guaranteed annual interest rate compounded annually for the number of years of the indexed interest period.

Index growth rate: The index growth rate is calculated as (B divided by A) minus 1, where:

A = the final value of the index as of the day before the beginning of the indexed interest period; and

B = the final value of the index as of the day before the end of the indexed interest period.

The final value of an index used in calculating the index growth rate is the value determined by that index’s provider as the index’s final value on a business day. A business day is a day on which the New York Stock Exchange is open for business. If we need to determine the final value on any day that is not a business day, we will use the final value for the next business day following that day. If no final value is determined for any index as of a business day, we will use the final value for the most recent preceding business day for which a final value was determined for that index.

The index growth rate does not include gains in the index that come from dividends.

Indexed account: The portion of the policy value that earns interest based on a change in the value of one or more designated indexes.

Indexed account value: The sum of the values of the segments of an indexed account plus the value of the indexed account’s corresponding interim account.

Indexed interest period: The length of time a segment in an indexed account is open. Currently, the segment term for an indexed account is equal to the indexed interest period for that account.

Indexed interest rate: The indexed interest rate reflects any growth in the value of the index, subject to the segment growth cap and segment floor. The indexed interest rate is equal to the lesser of (a x b) – (d) or (c – d), but will never be less than (e), where:

(a)	is the index growth rate;

(b)	is the segment participation rate;

(c)	is the segment growth cap;

(d)	is the cumulative guaranteed indexed interest rate; and

(e)	is the segment floor.

Interim account: An interim account corresponds to an indexed account. The interim account temporarily holds net premiums, loan repayments and other amounts you request to be allocated or transferred to its corresponding indexed account.

Interim account value: On the start date of a new segment of an indexed account, the value of the corresponding interim account equals zero. On any subsequent date, the interim account value equals:

1.	the interim account value as of the prior day, plus

2.	any interest earned since the prior day, plus

3.	net premiums allocated to the corresponding indexed account and received since the prior day, plus

4.	any portion of the segment maturity values of any indexed account reallocated to the indexed account since the prior day, plus

5.	the amount of any transfers from the fixed account and the subaccounts to the indexed account, including loan repayment transfers, since the prior day, minus

6.	the amount of any transfers from the interim account to the fixed account due to loans taken or loan interest charged since the prior day, minus

7.	the amount of any partial surrender and partial surrender fees taken from the interim account since the prior day, minus,

8.	if the date is a monthly date, the portion of the monthly deduction taken from the interim account.

Policy value: The sum of the fixed account value plus the variable account value plus the values of the indexed account(s).

Segment: A segment is the portion of an indexed account that is associated with a particular segment start date.

Segment floor: The minimum total interest rate for a segment over the indexed interest period, including both the segment guaranteed annual interest rate and the indexed interest rate.

Segment growth cap: The maximum total interest rate for a segment over the indexed interest period, including both the segment guaranteed annual interest rate and the indexed interest rate.

Segment maturity date: The last day of a segment term.

Segment participation rate: The percentage of the index growth rate that is used to calculate indexed interest.

Segment start date: The date on which amounts are transferred or reallocated to an indexed account. Segment months, segment years and segment terms are all measured from this date.

Segment term: The length of time a segment is open. Each segment begins on its segment start date and ends on its segment maturity date, which is determined by the segment term. The segment term for each indexed account is shown in the policy under Policy Data. Currently, the segment term for an indexed account is equal to the indexed interest period for that account.

Segment value: The value of a segment on the segment start date equals the amount transferred to the segment from the interim account on the sweep date, plus any amounts reallocated to that indexed account from any segment maturing on the same date. On any subsequent date, the segment value equals:

1.	the segment value as of the prior day, plus

2.	any segment guaranteed interest earned since the prior day, plus

3.	any indexed interest credited since the prior day, minus

4.	the amount of any transfers from the segment to the fixed account due to loans taken or loan interest charged since the prior day, minus

5.	the amount of any partial surrender and partial surrender fees taken from the segment since the prior day, minus,

6.	if the date is a monthly date, the amount of any monthly deduction taken from the segment.

Sweep dates: The dates on which amounts in the interim account are transferred into a new segment of the corresponding indexed account. The initial sweep dates as of the issue date of the policy are shown under Policy Data. We reserve the right to change the day and frequency of the sweep dates; however, sweep dates will not occur less frequently than once per calendar quarter.

S&P Disclaimer

The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by RiverSource Life Insurance Company (“RiverSource Life”). Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by RiverSource Life. RiverSource Life’s indexed accounts (collectively, the “Indexed Accounts”) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of an Indexed Account or any member of the public regarding the advisability of investing in products generally or in the Indexed Accounts particularly or the ability of the S&P 500 Index to track general market performance. S&P Dow Jones Indices’ only relationship to RiverSource Life with respect to the S&P 500 Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The S&P 500 Index is determined, composed and calculated by S&P Dow Jones Indices without regard to RiverSource Life or the Indexed Accounts. S&P Dow Jones Indices have no obligation to take the needs of RiverSource Life or the owners of the Indexed Accounts into consideration in determining, composing or calculating the S&P 500 Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Indexed Accounts or the timing of the issuance or sale of the Indexed Accounts or in the determination or calculation of the equation by which the Indexed Accounts are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Indexed Accounts. There is no assurance that investment products based on the S&P 500 Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Indexed Accounts currently being offered as an investment option by RiverSource Life, but which may be similar to and competitive with the Indexed Accounts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P 500 Index.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY RIVERSOURCE LIFE, OWNERS OF THE INDEXED ACCOUNTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND RIVERSOURCE LIFE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

II.	Accounting Value Increase Rider

The Accounting Value Increase Rider will be offered for policy applications signed on or after August 20, 2016, and the following changes are made to the prospectus:

The following section is added under the “Fee Tables” section on page 3 of the prospectus:

Charges Other than Fund Operating Expenses

Amount Deducted
CHARGE	WHEN CHARGE IS DEDUCTED	VUL 5	VUL 5 – ES
Accounting Value Increase Rider(1)(2)(3)	Monthly

Monthly rate per $1,000 of original specified amount:

Minimum: $.0325 – Male, Nontobacco, Age 85.

Maximum: $.0629 – Female, Tobacco, Ages 35-55.

Representative Insured: $.05 – Male, Nontobacco, Age 35.

Monthly rate per $1,000 of original specified amount:

Minimum: $.0325 – Male, Nontobacco, Age 85.

Maximum: $.0629 – Female, Tobacco, Ages 35-55.

Representative Insured: $.05 – Male, Nontobacco, Age 40.

(1)	This rider will be available for policy applications signed on or after August 20, 2016 and must be elected at time of application for the policy.
(2)	This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life at the address or telephone number shown on the first page of this prospectus.
(3)	This rider may not be available in all jurisdictions. Contact your sales representative or RiverSource Life at the address or telephone number shown on the first page of this prospectus for more information.

The following section is added to the “Policy Benefits and Risks” section on page 15 of the prospectus:

Policy Benefits

POLICY BENEFIT	WHAT IT MEANS	HOW IT WORKS
Optional Insurance Benefits	You may add optional benefits to your policy at an additional cost, in the form of riders (if you meet certain requirements). The amounts of these benefits do not vary with the investment experience of the variable account. Certain restrictions and conditions apply and are clearly described in the applicable rider.

Available riders you may add:

•    Accounting Value Increase Rider(1)(2): If the policy is fully surrendered while the rider is in force and prior to the expiration date of the rider, we will waive a portion of the surrender charge.

•    The amount waived is a percentage of the surrender charge that would apply to the initial specified amount.

•    The waiver does not apply to any surrender charge due to increases in specified amount, or to partial surrenders.

•    Surrender charges will not be waived if the policy is being surrendered in exchange for a new insurance policy or contract.

(1)	This feature will be available for policy applications signed on or after August 20, 2016 and must be elected at time of application for the policy.
(2)	This rider may not be available in all jurisdictions. Contact your sales representative or RiverSource Life at the address or telephone number shown on the first page of this prospectus for more information.

III.	Death Benefit Option 3

Death benefit Option 3 will be offered for policy applications signed on or after August 20, 2016 and the following changes are made to the prospectus:

The following change is made to the “Policy Benefits and Risks” section on page 15 of the prospectus:

Policy Benefits

POLICY BENEFIT	WHAT IT MEANS	HOW IT WORKS
Death Benefit

We will pay a benefit to the

beneficiary of the policy

when the insured dies. Your

policy’s death benefit can

never be less than the

specified amount unless

you change that amount or

your policy has outstanding

indebtedness.

The amount payable is the death benefit amount minus any indebtedness as of the death benefit valuation date. You may choose any of the following death benefit options:

Option 1 (level amount): If death is prior to the insured’s attained insurance age 120, the death benefit amount is the greater of the following as determined on the death benefit valuation date:

•    the specified amount; or

•    a percentage of the policy value.

Option 2 (variable amount): If death is prior to the insured’s attained insurance age 120, the death benefit amount is the greater of the following as determined on the death benefit valuation date:

•    the policy value plus the specified amount; or

•    a percentage of the policy value.

Option 3(1) (return of premium, subject to a limit): If death is prior to the insured’s attained insurance age 120, the death benefit amount is the greater of the following as determined on the death benefit valuation date:

•    the lesser of:

•    the specified amount plus premiums paid, less partial surrenders and any partial surrender fees; or

•    the death benefit Option 3 Limit shown under Policy Data.

OR

•    a percentage of the policy value.

You may change the death benefit option or specified amount within certain limits, but doing so generally will affect policy charges. We reserve the right to decline to make any death benefit option change that we determine would cause the policy to fail to qualify as life insurance under applicable tax laws.

Death benefit after the insured’s attained insurance age 120 anniversary:

Under all death benefit options, the death benefit upon death of the insured after the insured’s attained insurance age 120 anniversary will be the greater of:

•    the death benefit on the insured’s attained insurance age 120 anniversary, minus any partial surrenders and partial surrender fees occurring after the insured’s attained insurance age 120 anniversary; or

•    the policy value on the date of death.

(1)	This feature will be available for policy applications signed on or after August 20, 2016 and must be elected at time of application for the policy.

The following changes are made to the “Proceeds Payable Upon Death” section on page 42 of the prospectus:

Proceeds Payable Upon Death

If the insured dies while the policy is in force, we will pay a death benefit to the beneficiary. The amount payable is the death benefit amount minus any indebtedness as of the death benefit valuation date.

Death Benefit Options

Option 1 (level amount): Under the Option 1 death benefit, if death is prior to the insured’s attained insurance age 120, the death benefit amount is the greater of the following as determined on the death benefit valuation date:

•	the specified amount; or

•	a percentage of the policy value. The percentage is designed to ensure that the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.

Option 2 (variable amount): Under the Option 2 death benefit, if death is prior to the insured’s attained insurance age 120, the death benefit amount is the greater of the following as determined on the death benefit valuation date:

•	the policy value plus the specified amount; or

•	a percentage of policy value. The percentage is designed to ensure that the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.

Option 3 (return of premium, subject to a limit): Under the Option 3 death benefit, if death is prior to the insured’s attained insurance age 120, the death benefit amount is the greater of the following as determined on the death benefit valuation date:

the lesser of:

•	the specified amount plus premiums paid, less partial surrenders and any partial surrender fees; or

•	the Death Benefit Option 3 Limit shown under Policy Data.

OR

a percentage of the policy value. The percentage is designed to ensure the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to the policy value for your policy to qualify as life insurance.

Example	Option 1	Option 2	Option 3
Specified amount	$100,000	$100,000	$100,000
Policy value	$5,000	$5,000	$5,000
Premiums paid	$4,000	$4,000	$4,000
Death benefit	$100,000	$105,000	$104,000
Policy value increases to	$8,000	$8,000	$8,000
Death benefit	$100,000	$108,000	$104,000
Policy value decreases to	$3,000	$3,000	$3,000
Death benefit	$100,000	$103,000	$104,000

If you want to have premium payments reflected in the form of an increasing death benefit, subject to a limit, you should consider Option 3. If you want your death benefit to include the policy specified amount and policy value, you should consider Option 2. If you are satisfied with the specified amount of insurance protection and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value, you should consider Option 1. Under Option 1, the cost of insurance is lower because our net amount at risk is generally lower; for this reason, the monthly deduction is less and a larger portion of your premiums and investment returns is retained in the policy value.

Under all death benefit options, if death is on or after the insured’s attained insurance age 120 anniversary, the death benefit amount will be the greater of:

•	the death benefit on the insured’s attained insurance age 120 anniversary, minus any partial surrenders and partial surrender fees occurring after the insured’s attained insurance age 120 anniversary; or

•	the policy value on the date of death.

If you have the AdvanceSource rider on your policy: The proceeds payable upon death of the accelerated benefit insured on or after the insured’s attained insurance age 120 anniversary is reduced by each AdvanceSource rider benefit paid.

The “Change in Death Benefit Option” subsection of the “Proceeds Payable Upon Death” section on page 43 of the prospectus is deleted in its entirety and replaced with the following:

Change in Death Benefit Option

Prior to the insured’s attained insurance age 120 anniversary, you may make a written request to change the death benefit option once per policy year. A change in the death benefit option also will change the specified amount. You do not need to provide additional evidence of insurability.

If you change from Option 1 to Option 2: The specified amount will decrease by an amount equal to the policy value on the effective date of the change. You may not change from Option 1 to Option 2 if the resulting death benefit amount would fall below the minimum specified amount shown in the policy.

If you change from Option 2 to Option 1: The specified amount will increase by an amount equal to the policy value on the effective date of the change.

If you change from Option 3 to Option 1: The specified amount will be the Option 3 death benefit on the effective date of the change.

You may not change from Option 1 or Option 2 to Option 3.

An increase or decrease in specified amount resulting from a change in the death benefit option will affect the following:

•	Monthly deduction, because the cost of insurance charges depend upon the specified amount.

•	Minimum initial premium.

•	Charges for certain optional insurance benefits.

The surrender charge will not be affected.

We reserve the right to decline to make any death benefit option change that we determine would cause the policy to fail to qualify as life insurance under applicable tax laws.

If you have the AdvanceSource rider on your policy: Neither Option 2 nor Option 3 is available.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

S-6542-3 A (8/16)